Exhibit 99.1

ObsEva SA: New Date Announcement for AGM

Geneva, Switzerland and Boston, MA – March 27, 2020 – ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health today announced that due to the current situation with COVID-19, the Annual General Meeting previously foreseen to take place in Geneva on May 7th, 2020 has now been delayed until June 9th, 2020, and the related registration deadline has been postponed from April 1st, 2020 to May 4th, 2020 at 22:00 CET.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving ET outcomes following IVF. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile